UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

SEC FILE NUMBER                                                   CUSIP NUMBER
33-82920                                                           296744-10-5

(Check One):    Form 10-K    Form 20-F   Form 11-K   X  Form 10-Q    Form N-SAR
             ---          ---         ---           ---           ---

         For Period Ended:    MARCH 30, 1997
                              --------------
         ---      Transition Report on Form 10-K
         ---      Transition Report on Form 20-F
         ---      Transition Report on Form 11-K
         ---      Transition Report on Form 10-Q
         ---      Transition Report on Form N-SAR

         For the Transition Period Ended:
                                          -----------------

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:
                                                 -------------------------

PART I - REGISTRATION INFORMATION

ESSEX CORPORATION
-----------------
(Full Name of Registrant)

N/A
---
(Former Name if Applicable)

9150 GUILFORD ROAD, COLUMBIA, MARYLAND, 21046-1891
--------------------------------------------------
(Address of Principal Executive Office [Street and Number], City, State and
 Zip Code)

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, From N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III - NARRATIVE

The Company is unable to file Form 10-QSB for the quarterly period ended March 30, 1997 because it requires additional time to assemble information for inclusion in the Report, and to complete its legal and accounting review.

PART IV - OTHER INFORMATION

          (1) Name and telephone number of person to contact in regard to this notification.

         JOSEPH R. KURRY, JR.                       (301)   953-8833
         -----------------------               ------------------------------
                 Name)                          (Area Code) (Telephone Number)

          (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                X   Yes     No
               ---      ---


          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in
               the subject report or portion thereof?   X  Yes      No
                                                       ---      ---

               If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

               1996 FIRST QUARTER RESULTS INCLUDED GAIN ON SETTLEMENT OF LAWSUIT OF $1.7 MILLION NET.

-------------------------------------------------------------------------------


                                ESSEX CORPORATION
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    MARCH 15, 1997                     By:  Joseph R. Kurry, Jr.
        ----------------                        -------------------------------
                                                 Joseph R. Kurry, Jr.
                                                 Vice President, Treasurer and
                                                 Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


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